February 12, 2008
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Dr Pepper Snapple Group, Inc.
(formerly CSAB Inc.)
Registration Statement on Form 10
(File No. 001-33829)
Responses to SEC Comment Letter dated February 4, 2008
Dear Mr. Reynolds:
          On behalf of Dr Pepper Snapple Group, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter, dated February 4, 2008, relating to the Company’s registration statement on Form 10 (File No. 001-33829) filed on November 13, 2007 (the “Registration Statement”) and amended on January 11, 2008 (“Amendment No. 1”), including the information statement attached thereto as Exhibit 99.1 (the “Information Statement”). Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
          This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 2. To assist the Staff in reviewing Amendment No. 2, we are delivering, by overnight mail, a copy of this letter and eight bound

Mr. John Reynolds
February 12, 2008

copies of Amendment No. 2. Four of the copies of Amendment No. 2 have been marked to show changes from Amendment No. 1.
Information Statement Summary, page 1
Recent Developments, page 5
Accelerade Launch, page 6
1.	In this section and elsewhere in the information statement, as appropriate, please clarify and expand upon the statement “Going forward, we intend to focus Accelerade exclusively on targeted channels and classes of trade and accounts where we expect the product to be financially viable.” See also page 40.

Response: The Company has revised the disclosure in the Information Statement on pages 6, 40 and 79 in accordance with the Staff’s comment.
Unaudited Pro Forma Combined Financial Data, page 31
2.	Please complete the pro forma financial statements and the related summary disclosures on pages 12-13.

Response: The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to complete the pro forma financial statements and the related summary disclosures.

3.	Please tell us how CSAB’s note receivable from CSFPLC, and related interest income, will be affected by the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: The Company’s note receivable from CSFPLC will be repaid as part of the separation, distribution and financing transactions. The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to include any necessary pro forma adjustments.

4.	Please disclose the transition services agreement in the notes to the pro forma financial data and the expected effects on the issuer following the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Response: The Company respectfully notes the Staff’s comment and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to reflect the impact of the separation, distribution and financing transactions,

Mr. John Reynolds
February 12, 2008

including the transition services agreement, in the pro forma statements, to the extent appropriate.
Management’s Discussion and Analysis
Recent Developments — Organizational Restructuring, page 38
5.	Tell us and revise to disclose the job classifications or functions of the employees that will be terminated and their locations and the expected completion date of the employee reduction. Please advise whether the plan involves more than just an employee reduction, e.g., plant closing, and disclose the nature and cost of these other activities, if any.

Response: The Company respectfully submits that it included information relating to the job classifications or functions and locations of the employees that will be terminated, the closure of manufacturing facilities, and the expected completion date of the employee reduction and facilities closures in its letter to the staff dated January 11, 2008 and on pages 5, 6, 39, 66 and 79 of the Information Statement that was filed with Amendment No. 1. The Company has revised the disclosure in the Information Statement on such pages to include additional information relating to the locations of the employee reduction and the two facilities closures.

6.	Disclose the locations of the two plants that will be closed.

Response: The Company has revised the disclosure in the Information Statement on pages 6, 39, 66 and 79 in accordance with the Staff’s comment.
Management, page 95
Director Compensation, page 97
7.	We note that the company has two directors that are executives of the company. We also note the disclosure on page 97 that, “Executive directors will not receive compensation for their services as a director.” Please disclose in the information statement whether any director compensation was paid in 2007. See Item 402(k) of Regulation S-K.

Response: The Company has revised the disclosure on page 98 in the Information Statement in accordance with the Staff’s comment to indicate that no director compensation was paid in 2007.

Mr. John Reynolds
February 12, 2008

Compensation Discussion and Analysis, page 97
8.	Please complete the tables in this section.

Response: The Company respectfully notes the Staff’s comment and informs the Staff that the tables have not been completed as the compensation determinations for 2007 have not been completed. The Company will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement to complete the tables in this section.
Benchmarking of Compensation, page 99
9.	Please clarify the external competitive data used in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Response: The Company has revised the disclosure in the Information Statement on page 100 in accordance with the Staff’s comment to clarify the external competitive data used in making compensation decisions for 2007. The Company respectfully notes the Staff’s comment regarding the disclosure of where actual compensation payments fall within the targeted range of competitive data used in making compensation decisions for 2007 and will revise the Information Statement in a subsequent pre-effective amendment to the Registration Statement after compensation determinations for 2007 have been completed.
The Executive Compensation Program, page 99
10.	You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives, and long-term equity incentive awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Mr. John Reynolds
February 12, 2008

Response: The Company respectfully notes the Staff’s comment. However, it has not included additional disclosure in the Information Statement for the following reasons.

The performance targets for the performance-based cash incentive awards and the long- term equity awards granted to the Company’s named executive officers were established by the Remuneration Committee of the Board of Directors of Cadbury Schweppes plc. The performance targets are based on the attainment of certain quantitative measures of Cadbury Schweppes plc, an entity which comprises both confectionery and beverages businesses. The Company believes that because the performance targets are based, in part, on businesses that will not be part of the Company following the effective date of the separation, disclosure of the performance targets would not be material to an investor’s understanding of how the Company will compensate its named executive officers on a going forward basis.

In addition, Cadbury Schweppes plc is a foreign private issuer and is not subject to the disclosure requirements of Item 402(b) of Regulation S-K. Cadbury Schweppes plc’s home jurisdiction does not require it to publicly disclose performance targets for performance-based cash incentive awards granted to its employees, and Cadbury Schweppes plc does not disclose such information.

Following the separation, the Company intends to grant its named executive officers with cash incentive awards and long-term equity awards under a cash incentive plan and a long term incentive plan. The Company has revised the disclosure on pages 118 to 124 in the Information Statement to describe the terms on which the Company intends to establish these plans. To the extent that the awards are subject to performance targets, such performance targets will be attributable to the Company and will be disclosed in post-separation periodic filings of the Company in accordance with the rules and regulations promulgated by the Commission.
The Distribution, page 122
11.	Please disclose in an appropriate section of the information statement, the disclosure contained in your response to comment 20 of our letter dated December 17, 2008.

Response: The Company has revised the disclosure in the Information Statement on page 129 in accordance with the Staff’s comment.

Mr. John Reynolds
February 12, 2008

Financial Statements
Note 2. Significant Accounting Policies
Other Assets, page F-11
12.	Please confirm that the amounts capitalized as prepaid expenses for contributions to customers are not refundable.

Response: The terms of the Company’s cold drink and other incentives are outlined in written agreements with its customers. The contributions to customers are fully or partially refundable based on the terms of the individual agreements. For example, if a bottler fails to perform any material requirement of the agreement, the Company could terminate the agreement, cancel future funding requirements, or require the bottler to repay a portion of the contribution.

The Company believes these payments made to customers represent future benefits to the Company and require the customer to adhere to the provisions of agreement over the term of the agreement. Therefore, the Company believes it is reasonable to capitalize the contributions and amortize the associated assets over the life of the agreements.
Item 15. Exhibits
13.	We note your response to comment 28 of our previous letter. Please file the exhibits to allow the staff sufficient time to review the documents.

Response: The Company has filed the following exhibits with Amendment No. 2:
•	form of Separation and Distribution Agreement;

•	form of Transition Services Agreement;

•	form of Employee Matters Agreement;

•	Agreement between Cadbury Schweppes Bottling Group, Inc. and CROWN Cork & Seal USA, Inc., and the First, Second, Third and Fourth Amendments thereto (confidential treatment requested for certain portions);

•	form of Dr Pepper License Agreement for Bottles, Cans and Pre-mix;

•	form of Dr Pepper Fountain Concentrate Agreement;

•	Executive Employment Agreements with the Company’s named executive officers;

•	Separation Letter to Gilbert M. Cassagne;

•	form of Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2008;

•	form of Dr Pepper Snapple Group, Inc. Annual Cash Incentive Plan; and

•	form of Dr Pepper Snapple Group, Inc. Employee Stock Purchase Plan.

Mr. John Reynolds
February 12, 2008

The Company will file the remaining exhibits with a subsequent pre-effective amendment to the Registration Statement.
*  *  *
          If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7325, or Lona Nallengara or Matthew F. Musselman of Shearman & Sterling LLP, at (212) 848-8414 and (212) 848-4798, respectively.

Very truly yours,

/s/ Stephen T. Giove
Stephen T. Giove

cc:	Ronald E. Alper
Thomas Kluck
(Securities and Exchange Commission)

Henry Udow, Chief Legal Officer and Company Secretary
(Cadbury Schweppes plc)

John O. Stewart, Executive Vice President and Chief Financial Officer
James L. Baldwin, Jr., Executive Vice President and General Counsel
(Dr Pepper Snapple Group, Inc.)

David Lefkowitz, Esq.
(Weil, Gotshal & Manges LLP)

Daniel Berner
(Deloitte & Touche LLP)